May 18, 2022

Via EDGAR

Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Imperial Oil Ltd.

 Tender Offer Statement on Schedule TO-I

 Filed May 6, 2022

 File No. 005-35902

Dear Ms. Chalk:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 13, 2022, concerning the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and the related Offer to Purchase, together with the Issuer Bid Circular (the “Offer to Purchase”) of Imperial Oil Limited (the “Company”). To facilitate the Staff’s review, we have included in this letter the numbered comments of the Staff in bold text and have provided the Company’s responses immediately following each numbered comment. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Offer to Purchase, and capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

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May 18, 2022

This letter and Amendment No. 1 to the Tender Offer Statement are being filed electronically via the EDGAR system.

Schedule TO-I filed May 6, 2022

Documents Incorporated by Reference, page v

1.

We note the following disclosure: “All documents of the Company of the type referred to above (excluding confidential material change reports, if any) and business acquisition reports that it files with the securities regulatory authorities in Canada after the date of this Offer and prior to the termination of the Offer shall be deemed to be incorporated by reference in this Offer other than for U.S. federal securities law purposes.” Please revise to confirm that all documents incorporated by reference into the Canadian offer materials will be explicitly incorporated into the U.S. offer documents as well. Alternatively, explain why this would not be the case.

Company Response:

In response to the Staff’s comment, the Company has revised the first sentence of the second paragraph on page v of the Offer to Purchase to provide that all documents incorporated by reference into the Canadian offer materials will be explicitly incorporated into the Tender Offer Statement and that the Company will file an amendment to its Schedule TO to file any such document as an exhibit to its Schedule TO.

Withdrawal Rights, page 16

2.

Refer to the following disclosure in the second sentence of this section: “Shares deposited pursuant to the Offer may be withdrawn by the Shareholder . . . (b) at any time before the expiration of ten (10) days from the date that a notice of change of variation (unless (i) the Company has taken up the Shares deposited pursuant to the Offer before the date of the notice of change or variation . . .)” (emphasis added). Rule 13e-4(f)(2) requires that shareholders tendering into the offer be permitted to withdraw at any time that the offer remains open. It is unclear how tendered shares could be “taken up” before the end of the offer, or how a notice of change or variation could occur after take up. Please revise here and where similar language about withdrawal rights is included elsewhere in the offer to purchase.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Offer to Purchase.

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May 18, 2022

3.	Disclose that tendered shares may be withdrawn at any time after 40 business days after commencement of the offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Offer to Purchase.

Certain Conditions of the Offer, page 17

4.

We note the following statement in the second to last paragraph of this section on page 19: “The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right . . . and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.” This language suggests that if a condition is “triggered” and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror wishes to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the offeror may be required to extend the offer and circulate new disclosure to security holders. Please confirm the Company’s understanding in your response letter. In addition, note that when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Offer to Purchase to delete the sentence that provides “The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.”

5.

All offer conditions must be satisfied or waived as of the expiration of the offer, rather than the date of payment for tendered shares. Please revise the language in the first paragraph of this section accordingly.

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May 18, 2022

Company Response:

In response to the Staff’s comment, the Company has revised the first paragraph under the subheading “7. Certain Conditions of the Offer” on page 17 of the Offer to Purchase provide that all Offer conditions must be satisfied or waived as of the expiration of the Offer, rather than the date of payment for tendered Shares.

6.

While an offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the offer “regardless of the circumstances” and for reasons to include “any action or inaction by the Company” potentially renders the offer illusory. To avoid violating Section 14(e) of the Exchange Act and the anti-fraud provisions of Regulation 14E thereunder, please revise the first and second to last paragraphs in this section, consistent with this comment.

Company Response:

In response to the Staff’s comment, the Company has revised the first and second to last paragraphs of Section 7 consistent with the Staff’s comment.

7.

Refer to condition (a) on pages 17-18 of the offer to purchase. This condition permits the Company to abandon the offer if the Company determines that an event has occurred that “may materially impair the contemplated benefits of the Offer to the Company or otherwise make it inadvisable to proceed with the Offer.” This offer condition as drafted appears to allow the Company to terminate the offer whenever it determines it is “inadvisable” to proceed, which appears to render the offer illusory, in contravention of Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise.

Company Response:

In response to the Staff’s comment, the Company has hereby revised condition (a) on pages 17 – 18 of the Offer to Purchase.

8.

Refer to condition (c) on page 18 of the offer to purchase. Revise to clarify what you mean by a “limitation on prices” for securities on any exchange or in the over-the-counter securities markets in Canada or the United States.

Company Response:

In response to the Staff’s comment, the Company has hereby deleted condition (c) on page 18 of the Offer to Purchase.

9.

Refer to condition (c) on page 18. Clarify the scope of this condition by quantifying what would constitute a “significant change” in the market price of the shares since the close of business on May 2, 2022. We note the reference to a decrease of more than 10% but we also note the “without limitation” qualifier, which seems to

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indicate that a price change of greater or lesser significance could trigger this condition.

Company Response:

In response to the Staff’s comment, the Company has hereby deleted condition (c) on page 18 of the Offer to Purchase.

10.

Refer to condition (f) on page 18. As noted above, all offer conditions must be objective, clearly described and outside the control of the bidder. Revise this offer condition to more clearly describe what would “trigger” it and when the determination would be made. As drafted, it appears that the Company could unilaterally decide not to purchase shares tendered within the specified modified Dutch auction range, if it determined that the offer price that the Company itself established did not represent the fair value of such shares at the time of the acquisition. We believe this could raise illusory offer concerns under Regulation 14E.

Company Response:

In response to the Staff’s comment, the Company has hereby deleted condition (f) on page 18 of the Offer to Purchase.

11.

Refer to condition (i) on page 18. Quantify what would constitute a “material tax liability” for purposes of this offer. In your response letter, tell us when this would be determined, and why it would not be foreseeable before the offer commenced, based on the terms which are already known. We may have further comments, based on your response.

Company Response:

In response to the Staff’s comment, the Company has hereby deleted condition (i) on page 18 of the Offer to Purchase.

Extension and Variation of the Offer, page 19

12.

Refer to the last paragraph on page 19. The disclosure in the first sentence is confusing in that the reference to “ten Business Days” in the second parenthetical appears to be duplicative. In addition, the qualifier “except as permitted by applicable law” effectively renders the time periods outlined earlier in the sentence unclear. Please revise to more clearly describe the circumstances under which the offer will be extended upon a “variation.”

Company Response:

In response to the Staff’s comment, the Company has revised the first sentence of the last paragraph on page 19 of the Offer to Purchase.

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May 18, 2022

Taking Up and Payment for Deposited Shares, page 20

13.

The disclosure here and elsewhere in the offer to purchase states that tendered shares will be accepted for purchase “not later than ten days after the Expiration Date” and payment for accepted shares will occur “not later than three (3) Business Days after they are taken up.” The definition of “Business Day” on page 2 of the offer materials is inconsistent with the definition in Rule 14d-1(g) (applicable to Regulation 14E as well). Please explain how paying for tendered shares more than 14 U.S. business days after the Expiration Date of this offer complies with your prompt payment obligations under Rule 14e-1(c) for an offer that is not eligible to be made under on Schedule 13E-4F. As you know, the Company sought and received exemptive relief for other aspects of this offer but did not request prompt payment relief.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Offer to Purchase by reiterating the prompt payment obligations as a new sentence at the end of the first paragraph, as follows: Pursuant to Rule 14e-1(c) under the Exchange Act, the Company is required to promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

By way of clarification, the existing disclosure simply reiterates the legal requirements under Canadian National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”) section 2.32, which requires the offeror to both take up and pay for securities deposited under the bid not later than 10 calendar days after the expiry of the bid. For a June 10 expiry, this means that take up and pay would have to occur no later than 6 business days after expiry, and not 14 U.S. business days. Separately, NI 62-104 also requires that the offeror must pay for any securities that it takes up as soon as possible, and in any event no later than 3 business days after the securities deposited are taken up. However, the Company has revised the disclosure to also specifically reference the prompt payment requirement under Rule 14e-1(c).

Additionally, although the definition of business days includes holidays in Canada (because as a foreign private issuer in the US, the offer is also made in the company’s primary jurisdiction of Canada), the current anticipated expiry date is June 10. There are no statutory holidays in Canada until July 1, 2022, and this discrepancy is therefore not expected to impact the timing after expiry as currently contemplated. Regardless, the Company will ensure it meets the timelines set out in NI 62-104 as well as the prompt payment requirements under Rule 14e-1(c).

General

14.	The fact that the low end of the range for this offer (C$62.00) is below the most recent trading price of the common shares pre-announcement of this offer (C$64.12

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on April 28, 2022), should be prominently disclosed in the offer materials. See generally, Section II.B in Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069 (July 24, 2000) (“If the price offered is below the market price when the offer commences, the disclosure should clearly explain this prominently in the document”).

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages iii and 8 of the Offer to Purchase.

15.

The price range in this modified Dutch auction is between C$62.00 – $78.00 per share. The C$16.00 difference between the low and high price in the range represents a difference of over 25% above the lowest end of the range. Please advise us of the authority upon which the Company relied to include a range of this proportion in the offer. In addition, please advise us, with a view toward revised disclosure, how the Company concluded that the use of such a price range complies with Section 14(e), Rule 13e-4(d)(1)(ii) and Rule 14e-1(b).

Company Response:

The Company respectfully acknowledges the Staff’s position regarding the need to use a reasonable price range in a modified Dutch auction tender offer. Modified Dutch auctions have been permitted by the Commission pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, subject to meeting certain conditions, including disclosure in the tender offer materials of the minimum and maximum consideration to be paid. See Release No. 34-23421 (July 1986). While other modified Dutch auction tender offers have used a price range of approximately 15% of the minimum price, the Company believes that what is a “reasonable” price range must be judged in light of the particular facts and circumstances related to any given offer and offeror, and that the extraordinary recent volatility, both in the market generally and specifically with respect to the Company’s Shares, justifies the range proposed by the Company.

The Company notes that the upper end of the price range, using the last closing market price prior to the announcement of the terms of the Offer (C$65.17), is 19.7%. In considering the appropriate price range for the Offer (including a low end that was below the closing market price at the time of determining the final price range), the Company and its financial advisor performed extensive analysis of the Company’s share price performance and trading volatility in the months and weeks leading up to the announcement of the bid; broad equity markets and market index price performance and volatility; recent geopolitical events and market disruptions; and relevant precedent Dutch auction tender offer transactions in Canada in both energy and non-energy sectors. The Special Committee and Board undertook significant reviews of this analysis and other factors when considering potential pricing parameters two weeks prior to the Board decision on April 15, 2022, and again upon its decision on April 28, 2022 to approve the Offer. This analysis was instructive for the Board when it determined that approval of the

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Offer and the specific price range parameters set forth were reasonable and in the best interests of the Company and its shareholders.

Imperial’s recent share price has exhibited significant volatility

On May 2, 2022, the 52-week trading range for the Company’s Shares was C$30.64 to C$66.27, a range of approximately 116% of the 52-week low. Much of this volatility can be ascribed to volatility in oil prices, with a 35% increase in the span of just 11 days from February 25, 2022 to March 8, 2022. Moreover, over the past year, the Company’s Shares have had an average daily trading range of approximately 2.9% over the day’s low; in other words, every day, on average, the Company’s common stock has traded in a wide range of 2.9%, even averaging as high as 3.2% for the period between April 4, 2022 and May 2, 2022.

The Company’s share price was particularly volatile during the time period leading up to the announcement of the terms of the Offer. In the period from March 16, 2022 to April 18, 2022 alone, the Company’s Share price increased 22%, which was the most recent and relevant period for determining price range and covered a period substantially the same length as the minimum 35 day requirement under Canadian laws. Looking specifically at the week the Board set the parameters for the price range and announced the Offer (April 25, 2022 to April 29, 2022), the difference between the lowest intra-day trading low of C$57.73 (April 25) and highest intra-day trading high of C$66.27 (April 29) on the TSX was 15%. Further, looking at the three weeks from April 25, 2022 to May 13, 2022, the difference between the lowest intra-day trading low of C$57.73 (April 25) and highest intra-day trading high of C$69.55 (May 4) on the TSX was 20%.

Imperial’s share price volatility compared to the broader market

The Company’s share price has also been significantly more volatile than the broader North American market, in part driven by significant volatility in global energy markets stemming from recent geopolitical events and market disruptions.

On May 2, 2022, the trailing 10 day volatility for the Company’s shares on the TSX was 40.2% annualized, or an approximately 2.5% daily, which is double the TSX Composite Index (20.1% annualized or 1.3% daily). As of May 16, 2022, the trailing 10 day volatility for the Company’s shares increased to 47.0% annualized or an approximately 2.9% daily, which again is almost double the TSX Composite Index (26.1% annualized or 1.6% daily). This most recent 10 day trailing volatility figure sits in the 92nd percentile relative to data for the last year.

Based on these volatility considerations, the Company and its financial advisor have modelled that the upper end of approximately 20% above, and the lower end of approximately 5% below, the share price as at the announcement of the terms of the bid would capture a reasonable set of price outcomes and movements during the required 35-day bid window period (which is longer than the 20 U.S. business day tender period in the U.S.).

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Comparison to other issuer bids

The company respectfully submits that its bid price range is reasonable when compared to other Canadian foreign private issuers. As a Canadian foreign private issuer, the Company believes that in determining what is a “reasonable” range, the specific context of other Canadian foreign private issuers is a relevant criterion. Specifically, in considering the appropriate price range for the Offer, the Company and its financial advisors also considered the recent modified Dutch auction tender offers completed by other Canadian foreign private issuers. The comparable transactions included the following offers with price ranges in excess of 15%: (i) West Fraser Timber – filed with the Commission on April 26, 2022, with a price range of 18.7%, (ii) BRP Inc. – filed with the Commission on March 31, 2022, with a price range of 19.5%, (iii) BRP Inc. – filed with the Commission on June 18, 2021, with a price range of 20.1%, (iv) BRP Inc. – filed with the Commission on June 13, 2019, with a price range of 18.4%, (v) BRP Inc. – filed with the Commission June 12, 2017, with a price range of 19.0%. The Company believes it is noteworthy that 17 of the 35 modified Dutch auction tenders greater than $100 million commenced in Canada since 2011, had a price range greater than 15.0% of the minimum price and the range in the Company’s Offer is consistent with market practice for modified Dutch auction tender offers in Canada. It is also important to note that Canadian tender bid rules require the company to keep the bid open for a longer period than US rules (35 days compared to 20 U.S. business days), thereby necessitating a wider range.

The Company also notes that a number of transactions have been completed using price ranges of 15% or more, including: (i) Information Services Group, Inc. (III) – filed with the Commission on March 10, 2016, with a price range of 21.2%; (ii) The Hackett Group, Inc. – filed with the Commission on February 22, 2012, with a price range of 17.65%; (iii) Cardiome Pharma Corp. – filed with the Commission on September 1, 2009, with a price range of 20%; (iv) Emmis Communications Corporation – filed with the Commission on May 13, 2009 with a price range of 24.5%; (v) B+H Ocean Carriers, Ltd. – filed with the Commission on October 20, 2008 with a price range of 25%; (vi) Cyberoptics Corp. – filed with the Commission on June 30, 2008 with a price range of 22.9%; (vii) Steven Madden Ltd. – filed with the Commission on February 20, 2008 with a price range of 21.2%; and (viii) Looksmart, Ltd. – filed with the Commission on January 15, 2008 with a price range of 22.1%. In that regard, The Hackett Group, Inc. and Cardiome Pharma Corp. (also a Canadian corporation) responded to similar comments from the staff of the SEC regarding their selected price ranges.

As noted above, in light of all of the foregoing, the Board determined that the specific price range parameters were reasonable and in the best interests of the Company and its shareholders. The Company respectfully submits that the price range it has selected, providing shareholders with the opportunity for a slightly higher maximum price than it might have offered if it used a 15% range is reasonable and prudent under these particular circumstances and complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A.

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16.

On the cover page and in other places in the offer materials, you state that tenders will not be accepted from shareholders in certain jurisdictions. However, Rule 13e-4(f)(8)(i) requires the offer to be open to all holders of the subject securities. While you may reserve the right not to disseminate the offer materials into jurisdictions where doing so would not be in compliance with the laws of such jurisdiction, revise to remove the implication that you may reject tenders.

Company Response:

In response to the Staff’s comment, the Company has revised the second paragraph on the cover page and the second sentence of the fifth paragraph under the subheading “13. Other Terms” on page 19 of the Offer to Purchase.

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Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (310) 712-6603 or by email (brownp@sullcrom.com).

Sincerely,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Ian Laing

(Imperial Oil Limited)